CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

82-4870

02049894

September 5, 2002

RECD S.E.C.
SEP 9 - 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR
(Registration No. 333-9442)

Dear Commissioners:

Enclosed please find S.A. Fábrica de Produtos Alimentícios Vigor's (the "Company") (1) quarterly information report as of March 31, 2002, (2) Minutes of the Administrative Council Meeting held on April 12, (3) Minutes of the Administrative Council Meeting held on May 13, 2002 and (4) Minutes of the Extraordinary and Ordinary General Shareholders' Meeting held on May 13, 2002, filed with the *Comissão de Valores Mobiliários* (the "CVM"), to be added to the Company's Rule 12g3-2(b) Exemption Application materials.

If you have any questions or comments regarding the accompanying materials, please contact me at (212) 408-5319.

Very truly yours,

Helena Mahler
Helena Mahler

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Enclosures

dlw 9/17

cc: Talbert I. Navia, Esq.
Alejandro San Miguel, Esq.

Total of Sequentially Numbered Pages: 48

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2002 prepared in accord with Brazilian Corporate Legislation

REGISTRATION WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) DOES NOT IMPLY THAT THE CVM HAS MADE ANY JUDGMENT AS TO THE COMPANY, AS MANAGEMENT IS RESPONSIBLE FOR THE VALIDITY OF THE INFORMATION

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86
4. – NIRE		
35300052315		

1.02 – HEAD OFFICE

1. – ADDRESS			2. – DISTRICT	
Rua Joaquim Carlos, 396			Belenzinho	
3. – CEP	4 – MUNICIPALITY			5. – STATE
03019-900	São Paulo			SP
6. – DDD	7. – TELEPHONE	8. – TELEPHONE	9. – TELEPHONE	10. – TELEX
011	6099-5500	6099-5500	6099-5500	0
11. – DDD	12. – FAX	13. – FAX	14. – FAX	
011	292 9234	292 9234	292 9234	
15. – E-MAIL				
vpc@vigor.com.br				

1.03 – DIRECTOR OF INVESTOR RELATIONS (address for correspondence)

1. - NAME				
Vinícius Vieira Ramos				
2. – ADDRESS			3. – DISTRICT	
Rua Joaquim Carlos, 396			Belenzinho	
4. – CEP	5. – MUNICIPALITY			6. – STATE
03019-900	São Paulo			SP
7. – DDD	8. – TELEPHONE	9. – TELEPHONE	10. – TELEPHONE	11. – TELEX
011	6099-5500	6099-5500	6099-5500	0
12. – DDD	13. – FAX	14. – FAX	15. – FAX	
011	292 9234	292 9234	292 9234	
16. – E-MAIL				
vpc@vigor.com.br				

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.04 – REFERENCE/AUDITOR

Current Fiscal Year		CURRENT QUARTER			PREVIOUS QUARTER		
1. – START	2. – END	3. – NO.	4. – START	5. – END	6. – NO.	7. – START	8. – END
Jan. 1/02	Dec. 31/02	1	Jan. 1/02	Mar. 31/02	4	Oct 1/01	Dec. 31/01

9 – NAME/CORPORATION OF AUDITOR	10 – CVM CODE
KPMG Auditores Independentes	00418-9

11 – NAME OF TECHNICIAN RESPONSIBLE	12- CPF OF TECH. RESPONS.
Eduardo Pedro Fernandez Celeiro	053.547.368-03

1.05 – CAPITAL STOCK COMPOSITION

NUMBER OF SHARES (000)	1. – CURRENT QUARTER MARCH 31/02	2. – PREVIOUS QUARTER DECEMBER 31/01	3. – PREVIOUS YEAR QUARTER MARCH 31/01
Paid-in Capital			
1. – Common	95,950	95,950	95,950
2. – Preferred	69,497	69,497	69,497
3. – Total	165,447	165,447	165,447
HELD IN THE TREASURY			
4. – Common	0	0	0
5. – Preferred	0	0	0
5. – Total	0	0	0

1.06 – COMPANY CHARACTERISTICS

1. – TYPE OF COMPANY Corporation: Commercial, industrial, other
2. – SITUATION Operating
3. – NATURE OF SHARE CONTROL Private, Brazilian
4. – ACTIVITY CODE 1020000 - Food Products
5. – MAIN ACTIVITY Dairy Products
6. – TYPE OF CONSOLIDATION Total
7. – TYPE OF AUDITOR'S REPORT Unqualified

2

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.07 – COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1. ITEM	2. – CGC	3. – CORPORATE NAME

1.08 – SOURCE OF FUNDS APPROVED AND/OR DISTRIBUTED DURING AND AFTER QUARTER

1. – ITEM	2. – EVENT	3. – DATE	4. – ACTION	5. – START	6. – TYPE	7. – VALUE

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.09 – PAID IN CAPITAL AND CAPITAL SUBSCRIPTION DURING CURRENT FISCAL YEAR

1. – ITEM	2. – CHANGE DATE	3. – CAPITAL STOCK VALUE (000 REAIS)	4. – CHANGE VALUE (000 REAIS)	5. – REASON FOR CHANGE	7. – QUANTITY OF SHARES ISSUED (000)	8 – SHARE ISSUE PRICE (REAIS)

1.10 – DIRECTOR OF INVESTOR RELATIONS

1. – DATE	2. – SIGNATURE
May 10, 2002	

4

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC 31/01
1	Total Assets	441.648	442,639
1.01	Current Assets	81.680	82,579
1.01.01	Cash and equivalents	4.922	9,293
1.01.01.01	Cash and banks	3.009	8,600
1.01.01.02	Investments	1.913	693
1.01.02	Credits	37.918	37,715
1.01.02.01	Accounts receivable customers	30.007	27,637
1.01.02.02	Dividends receivable	6.224	8,223
1.01.02.03	Other credits	1.799	1,799
1.01.02.04	Receivable from subsidiaries and affiliates	(1.603)	(1,426)
1.01.02.05	Allowance for doubtful accounts	1.491	1,482
1.01.03	Inventory	32.370	28,588
1.01.03.01	Raw material	529	390
1.01.03.02	Finished Products	25.632	21,608
1.01.03.03	Stocks	6.209	6,590
1.01.04	Other inventory	6.470	6,983
1.01.04.01	Income and other taxes recoverable	314	444
1.01.04.02	Prepaid expenses	6.156	6,539
1.02.	Non-current assets	85.594	83,750
1.02.01	Sundry credits	31.587	24,259
1.02.01.01	Compulsory deposits and loans	420	420
1.02.01.02	Judicial deposits	6.501	6,036
1.02.01.03	Deferred income tax and social contribution	24.666	17,803
1.02.02	Credits with related parties	54.007	59,491
1.02.02.01	Credits with affiliates	1.217	8,001
1.02.02.02	Credits with subsidiaries	52.790	51,490
1.02.02.03	Credits with other associates	0	0
1.02.03	Other credits	0	0
1.02.03.01	Current investments	0	0
1.03	Permanent Assets	274.374	276,310
1.03.01	Investments	97.402	98,010
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	80.425	81,033
1.03.01.02.01	Companhia Leco de Produtos Alimentícios	74.402	74,412
1.03.01.02.02	Dan Vigor Ind. E Com. Laticínios Ltda.	6.023	6,621
1.03.01.03	Other investments	16.977	16,977
1.03.01.03.01	Land and buildings	19.976	16,976

5

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC. 31/01
1.03.01.03.02	Só Nata Ind. e Comércio Ltda.	1	1
1.03.02	Property, plant and equipment	176.874	178,169
1.03.02.01	Land	48,362	48,362
1.03.02.02	Buildings	88,772	89,778
1.03.02.03	Machinery	17,849	18,689
1.03.02.04	Installations and equipment	6,225	6,251
1.03.02.05	Vehicles	2,932	3,032
1.03.02.06	Construction in progress	11,864	10,881
1.03.02.07	Advances	388	364
1.03.02.08	Other inventory	482	812
1.03.03	Deferred charges	98	131

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.02 – BALANCE SHEET – LIABILITIES (REAIS THOUSAND)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC. 31/01
2	Total liabilities	441.648	442,639
2.01	Current liabilities	83.820	87,167
2.01.01	Short-term loans and financing	40.481	40,705
2.01.02	Debentures in short-term	0	0
2.01.03	Accounts payable suppliers	33.017	30,294
2.01.04	Income and other tax and contributions	2.183	1,591
2.01.04.01	ICMS (state value added tax) payable	1.040	572
2.01.04.02	PIS (social sales tax) payable	160	146
2.01.04.03	COFINS (PAYROLL TAX) PAYABLE	741	674
2.01.04.04	INCOME TAX PAYABLE	136	199
2.01.04.06	OTHERS	106	0
2.01.05	DIVIDENDS PAYABLE	0	1
2.01.06	PROVISIONS	5.028	3,831
2.01.06 01	PROVISION FOR HOLIDAYS	2.530	2,850
2.01.06.02	PROVISION FOR 13TH MONTH SALARY	319	0
2.01.06.03	PROVISION FOR SWAP LOSSES	2.179	981
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	3.111	10,745
2.01.08.01	SALARIES AND SOCIAL CHARGES	952	942
2.01.08.02	OWED TO SUBSIDIARIES AND AFFILIATES	699	8,532
2.01.08.03	OTHERS	1.275	1,271
2.01.08.04	DIVIDENDS PAYABLE	185	0
2.02	NON-CURRENT LIABILITIES	178.228	177,074
2.02.01	LOANS AND FINANCING	125.526	125,430
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER NON-CURRENT LIABILITIES	52.702	51,644
2.02.05.01	CONTINGENCY PROVISION	35.789	34,618
2.02.05.02	PROVISION FOR DEFERRED INCOME TAXES	15.780	15,955
2.02.05.03	PURCHASE OF PROPERTY PLANT AND EQUIPMENT	719	1,071
2.02.05.04	TAXES TO BE COLLECTED	414	0
2.03	FUTURE INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	179.600	178,398
2.05.01	PAID-IN CAPITAL STOCK	81.000	81,000
2.05.01.01	SUBSCRIBED CAPITAL	81.000	81,000
2.05.02	CAPITAL RESERVES	20	20

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.02 – BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC. 31/01
2.05.02.01	MONETARY CORRECTION OF CAPITAL	0	0
2.05.02.02	FISCAL INCENTIVE RESERVE	20	20
2.05.03	REVALUATION RESERVES	82.886	83,344
2.05.03.01	COMPANY ASSETS	47.962	48,262
2.05.03.02	ASSOCIATED COMPANY ASSETS	34.924	35,082
2.05.04	INCOME RESERVES	14.034	14,034
2.05.04.01	LEGAL RESERVES	1.861	1,861
2.05.04.02	STATUTORY RESERVES	0	0
2.05.04.03	CONTINGENCY RESERVE	0	0
2.05.04.04	FUTURE INCOME RESERVE	0	0
2.05.04.05	INCOME RETENTION RESERVE	0	0
2.05.04.06	SPECIAL RESERVE FOR NON-DISTRIBUTED DIVIDS	0	0
2.05.04.07	OTHER INCOME RESERVES	12.173	12,173
2.05.04.07.01	CAPITAL INCREASE RESERVE	12.173	12,173
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	1.660	0

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

3.01 –STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. - JAN 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.01	Gross revenue from sales of goods and/or services	74,631	74,631	79,825	79,825
3.02	Deductions from gross sales	(12,267)	(12,267)	(13,457)	(13,457)
3.03	Net revenue from sale of goods and services	62,364	62,364	66,368	66,368
3.04	Cost of goods and/or services sold	(45,600)	(45,600)	(50,022)	(50,022)
3.05	Gross income	16,764	16,764	16,346	16,346
3.06	Operating expenses/income	(22,634)	(22,634)	(28,570)	(28,570)
3.06.01	Sales expenses	(12,519)	(12,519)	(8,503)	(8,503)
3.06.01.01	Freight and transport expenses	(5,410)	(5,410)	(4,533)	(4,533)
3.06.01.02	Salaries	(3,867)	(3,867)	(2,384)	(2,384)
3.06.01.03	Advertising and marketing	(1,770)	(1,770)	12	12
3.06.01.04	Consumables.	(103)	(103)	(108)	(108)
3.06.01.05	Allowance for doubtful accounts	(180)	(180)	(57)	(57)
3.06.01.06	Services provided by others	(628)	(628)	(668)	(668)
3.06.01.07	Depreciation	(95)	(95)	(189)	(189)
3.06.01.08	Other sales expenses	(466)	(466)	(576)	(576)
3.06.02	General and administration	(2,742)	(2,742)	(2,836)	(2,836)
3.06.02.01	Administrative personnel salaries	(1,564)	(1,564)	(1,349)	(1,349)
3.06.02.02	Management fees	(542)	(542)	(541)	(541)
3.06.02.03	Services	(385)	(385)	(108)	(108)
3.06.02.04	Consumables	(50)	(50)	(73)	(73)
3.06.02.05	Depreciation	(156)	(156)	(91)	(91)
3.06.02.06	Communication expenses	(68)	(68)	(87)	(87)
3.06.02.07	Income and other taxes	(128)	(128)	(52)	(52)
3.06.02.08	Rent	(48)	(48)	(88)	(88)
3.06.02.09	Travel expenses	538	538	(138)	(138)
3.06.02.10	Other general and administrative expenses	(339)	(339)	(309)	(309)
3.06.03	Financial	(7,001)	(7,001)	(16,855)	(16,855)

9

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 – 86

3.01 –STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/01	4. - JAN. 1 TO MARCH 31/01	5. - JAN 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.06.03.01	Financial revenue	555	555	2,157	2,157
3.06.03.02	Financial expenses	(7,556)	(7,556)	(19,012)	(19,012)
3.06.04	Other operating income	447	447	149	149
		447	447	0	0
3.06.05	Other operating expenses	(211)	(211)	(310)	(310)
		(211)	(211)	(310)	(310)
3.06.06	Equity income	(608)	(608)	(215)	(215)
3.07	Operating income	(5,870)	(5,870)	(12,224)	(12,224)
3.08	Non-operating income	35	35	2,404	2,404
3.08.01	Income	41	41	2,558	2,558
3.08.02	Expenses	(6)	(6)	(154)	(154)
3.09	Income before income taxes and social contribution	(5,835)	(5,835)	(9,820)	(9,820)
3.10	Provision for income taxes and social contribution	0	0	0	0
3.10.1	Provision for income taxes	0	0	0	0
		0	0	0	0
3.11	Deferred income taxes	7,037	7,037	3,157	3,157
3.11.01	Provision for deferred income taxes	5,467	5,467	2,321	2,321
3.11.02	Provision for deferred social contribution	1,570	1,570	836	836
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.15	Income/loss for period	1,202	1,202	(6,663)	(6,663)
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE	0.00727	0.00727		
	LOSS PER SHARE			(0.04027)	(0.04027)

10

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 1 – Presentation of the financial statements

The financial statements were prepared in accord with the accounting practices emanating from Brazilian Corporate Legislation, and the instructions and rules of the Brazilian Securities and Exchange Commission (CVM).

The is voluntarily presenting statements of cash flow, prepared in accord with NPC20 – Statement of Cash Flow emanating from the Brazilian Institute of Independent Auditors. (See notes 15 and 16)

Description of main accounting practices

a. *Short-term Investments*

Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date and do not exceed their market value.

b. *Allowance for doubtful accounts*

The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable.

c. *Inventory*

Inventory was evaluated at average acquisition or production cost and does not exceed market value.

d. *Non-current Investments*

Investments in subsidiaries were evaluated by the equity method and other investments were recorded at their restated cost.

e. *Property, plant and equipment*

Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.

f. *Rights and Obligations*

These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 2 – Description of main accounting practices - continued

g. *Deferred income tax and social contribution*

The deferred income tax and social contribution were calculated on temporary differences, tax losses and the negative base for social contributions at a total rate of 34% and are shown as non-current assets and liabilities, in accord with Note 9

h. *Revaluation reserve*

These reserves are a result of the Company's own assets and those of the subsidiaries and are being depreciated or written-off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.

i *Inflationary effects*

The permanent assets and net equity accounts were monetarily restated up to December 31, 1995, when according to Law nº 9.249/95 monetary correction of the balance sheet according to Brazilian corporate legislation was abolished.

Note 2 – Consolidated financial statement

The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

	Share %	
	Mar. 31 2002	**Dec. 31, 2001**
Companhia Leco de Produtos Alimentícios	80	80
Dan Vigor Indústria e Comércio Ltda. (jointly controlled)	50	50
Vigor Limited	100	100

Description of the main consolidation procedures

a. Elimination of the asset and liability account balances between the consolidated companies.

b. Elimination of the capital, reserve and retained earning participation of the subsidiary companies, and

c. Elimination of the revenue and expense accounts resulting from business between the companies.
d. The valor of minority participation is shown on the financial statements

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 3 – Customer accounts receivable

	Mar. 31, 2002	Dec. 31, 2001
Customer accounts receivable	30,007	27,637
Allowance for doubtful accounts	(1,603)	(1,426)
	28,404	26,211

Note 4 – Inventory

	Mar. 31, 2002	Dec. 31, 2001
Finished products	25,632	21,608
Raw material	529	390
Stocks	6,209	6,590
	32,370	28,588

Note 5 – Investments

	Mar. 31, 2002	Dec. 31, 2001
Interest in subsidiaries	80,425	81,033
Interest in other companies	1	1
Real estate not in use	16,976	16,976
	97,402	98,010

The financial statements of the subsidiary companies were prepared on March 30, 2000 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors reviewed these financial statements.

.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

The main details as to the investments in subsidiaries as of March 30, 2001 are as follows:

	Leco	Dan Vigor	Vigor Limited
Capital stock	33,700	12,153	-
Number of shares/quotas	145,000 thou	12,153 thou	-
Number of shares/quotas held	116,000 thou	6,077 thou	-
Class of share/quotas held	Common*	Quotas	Shares
Interest in capital	80%	50%	100%
Net equity	93,003	12,046	(481)
Net income (loss) for period	(12)	(1,197)	384
Adjusted investment value	74,402	6,023	-
Net equity adjustment	(10)	(598)	-
Net equity deficit	-	-	(481)

Note 6 – Transactions between related parties

The operations with related parties, which are substantially a result of the loan of raw material and materials, purchase and sell of products and processing of several products, are carried out at their cost values. On the current account with the controlling shareholder, CM Indústria e Comércio Ltda. financial charges are 99% of the CDI. The loan to Vigor Limited corresponds to US$ 20,990 with a return of 9,75%

	Accounts *Receivable*	**Dividends *Receivable***	**Loans and Current *Accounts***
Companhia Leco de Produtos Alimentícios	5,370	1,799	-
Laticínios Lora da Nata Ltda.	-	-	18
DanVigor Indústria e Comércio de Laticínos Ltda	854	-	-
Vigor Limited	-	-	52,790
CM Indústria e Comércio Ltda.	-	-	1,199
	6,224	1,799	54,007

14

01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

	Sales	Purchases	Processing Services	Financial Receipts	Financial Expenses
Companhia Leco de Produtos Alimentícios	56	(974)	261	-	-
DanVigor Indústria e Comércio de Laticínos Ltda	-	(2,479)	-	-	-
Vigor Limited	-	-	-	1,250	(2,512)
CM Indústria e Comércio Ltda.	-	-	-	332	-
	56	(3,453)	261	1,582	(2,512)

Note 7 – Financings and Loans

	Mar. 31, 2002	Dec. 31, 2001
Domestic currency loans:		
FINAME - URTJLP + 4% to 5.5% interest per annum over TJLP + 2.8% per year (monthly amortization)	903	1,090
FINAME - UMBNDES + 5% interest per annum over TJLP (monthly amortization)	117	141
BNDES FINAME + 5% interest per annum plus TJLP that exceeds 6% per annum (monthly amortization)	9,259	9,215
Working capital guaranteed account – interest 106.5% of CDI	1,501	9,022
Working capital – Principle value US$ 8,710,000, includes interest 6.5% to 9.5% per annum	2,505	-
Total loans in domestic currency	14,285	19,468
Foreign currency loans:		
Dollar import financing - 2.18% to 9.4% LIBOR plus 0.45% to 2% spread per annum (paid in one unique installment at end of contract)	8,919	7,404
US$ 50,000,000 Eurobond plus incurred interest with 10.125% up to October 2002 and 10.5% afterwards (due October 2005. with semiannual payments)	121,310	118,206
Working capital loan with principal value of US$ 8,710,000 with interest of 6.5% to 9.5% per annum (paid in one unique installment at end of contract)	21,493	21,057
Total foreign currency loans	151,722	146,667
Total of loans classified as short-term	40,481	40,705
Total of loans classified as non-current	125,526	125,430

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

The domestic currency financings come due between April 15,2002 and October 15, 2008 and the foreign currency financings come due between April 15, 2002 and October 24, 2005. Assets s and promissory notes in the value of R$ 44,143 from the Parent and Subsidiaries have been given as guarantees and fiduciary leans. The Eurobond is guaranteed by Companhia Leco de Produtos Alimentícios

Note 6 – Contingency provisions

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of the legal counsel and are shown below by nature of action:

	Mar. 31, 2002	Dec. 31, 2001
Tax	33,807	31,715
Labor and civil	1,501	2,039
Net negative worth	481	864
	35,789	34,618

The Company's major legal actions are:

PIS – Discussion on the unconstitutionality of the contribution. The value under discussion on March 31, 2002 was R$ 9,655 thousand (R$ \ 9,081 thousand on December 31, 2001)

COFINS – The following points are being questioned: a) the increase in the rate of 1%; b) the *taxation of other operating income; and c) compensation by the value of public securities owned.* The value of the provision on provision on March 31, 2002 was R$ 1,142 (R$ 1,120 in December 31, 2001).

Plano Verão (Summer Plan) – The monetary correction index for the balance from January 1989 is being questioned. The value of the provision on March 31, 2002 was R$ 1,142 (R$ 1,120 on December 31, 2001)

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 9 – Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value. The Company's Management based on analysis of future profits shown in the projection and history of taxable income, decided to record deferred tax credit assets as a result of these temporary differences and the accumulated tax losses in the amount of R$ 24,666. It is the expectation of Management that this tax credit will be used over the next five-year period. . The deferred income tax and social contribution are a result of:

	Mar. 31, 2002	Dec. 31, 2001
Non-current assets:		
Contingency provisions	7,342	6,815
Tax losses to be compensated	11,326	6,530
Negative social contribution base	5,998	4,458
	24,666	**17,803**
Non-current liabilities:		
Accelerated depreciation from incentives	816	838
Revaluation reserve	14,964	15,117
	15,780	**15,955**

Note 10 – Capital stock

There were no changes to the Company's capital stock.

Note 11 – Share holdings

	Common	Preferred	Total	%$
Controlling shareholders	95,948	27,624	123,572	74.69
Minority shareholders	2	41,873	41,875	25.31
	95,950	69,497	165,447	100.00

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 12 – Financial expenses

	Mar. 31, 2002	Dec. 31, 2001
Financial expenses for loans:		
Interest and exchange variations – Eurobonds	3,103	13,456
Interest on bank loans	84	81
	4,087	13,537
Other financial expenses:		
Interest and exchange variations – Suppliers	1,315	3,576
Discounts granted	1,131	873
Restatement of tax provisions (non-current)	418	673
CPMF Provision	271	238
Banking expenses	334	115
	3,469	5,475
Total financial expenses	7,556	19,012

Note 13 — Financial instruments

The accounting values, as for example: loan contracts, deferred/recoverable taxes, etc., referring to financial instruments contained on the balance sheet, when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. The Company carried out "swap" operations, using them as "hedges" aimed at protecting the real value of loans contracted in Dollars, which on March 31, 2001 showed a loss of R$ 2,179, recorded as a reduction in financial receipts.

Note 14 – Insurance coverage

On March 31, 2002, the Company carried insurance coverage on property, plant and equipment and inventories against fire and diverse risks in a value considered sufficient to cover any eventual losses, based on the opinion of insurance consultants.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 15 – Statement of cash flow - Parent

	Jan. 1, 2002 to Mar. 31, 2002	Jan. 1, 2001 to Dec. 31, 2001
Operating Activities		
Net Income	1,202	(12,243)
- Depreciation	2,314	10,790
- Deferred amortization	33	131
- Equity income	608	(6,801)
- Investment adjustment	-	31
- Gain on sale of assets	(35)	(2,560)
- Changes and interest on loans	3,820	36,078
Sub-total	**7,942**	**25,426**
Changes in discounted note receivable	(2,193)	2,447
Changes in inventories	(3,782)	(351)
Changes in subsidiaries and associated companies	(351)	(54,097)
Changes in suppliers	2,371	(6,633)
Changes in taxes and contributions	(6,063)	(8,940)
Changes in other accounts	2,222	(12,564)
Changes in working capital	**(7,796)**	**(80,138)**
Net cash generated (used) from operating activities	**146**	**(54,712)**
Investment activities		
Receipts from the sales of non-current assets	35	3,202
Purchases of non-current assets	(1,019)	(10,796)
Net cash used by investment activities	**(984)**	**(7,594)**
Financing activities		
Loans obtained	5,202	43,389
Long-term ICMS collectable	413	-
Loans paid	(9,149)	(26,287)
Dividends received	-	3,883
Dividends paid	-	(103)
Net cash generated (used) by investing activity	**(3,534)**	**20,882**
Increase (reduction) in cash	**(4,372)**	**13,288**
Cash and equivalent balance on Dec. 31, 2000	**9,294**	**50,717**
Cash and equivalent balance on Mar. 31, 2002	**4,922**	**9,293**

1.01 - INTRODUCTION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 16 – Statement of cash flow – Consolidated

	Jan. 1, 2002 to Mar. 31, 2002	Jan. 1, 2001 to Dec. 31, 2001
Operating Activities		
Net Income	1,202	(12,243)
- Depreciation	4,121	18,485
- Deferred amortization	46	1,302
- Equity income	-	292
- Investment adjustment	(601)	2,109
- Gain on sale of assets	271	(2,688)
- Changes and interest on loans	4,762	71,789
Sub-total	**9,801**	**79,046**
Changes in discounted note receivable	(6,511)	630
Changes in inventories	(3,865)	2,953
Changes in subsidiaries and associated companies	13,540	(4,045)
Changes in suppliers	3,903	(14,336)
Changes in taxes and contributions	(7,064)	(9,026)
Changes in other accounts	(12,873)	(30,366)
Changes in working capital	**(12,870)**	**(54,190)**
Net cash generated (used) from operating activities	**(3,069)**	**24,856**
Investment activities		
Receipts from the sales of non-current assets	41	3,852
Purchases of non-current assets	(1,854)	(21,984)
Deferred assets	(35)	(257)
Net cash used by investment activities	**(1,848)**	**(18,389)**
Financing activities		
Loans obtained	8,152	43,479
Long-term ICMS collectable	514	-
Loans paid	(10,610)	(104,999)
Dividends paid	-	(4,175)
Net cash generated (used) by investing activity	**(1,944)**	**(65,695)**
Increase (reduction) in cash	**(6,861))**	**(59,228)**
Cash and equivalent balance on Dec. 31, 2000	**14,006**	**73,234**
Cash and equivalent balance on Mar. 31, 2002	**7,145**	**14,006**

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

1 – Financial Ratios	**March/02**	**Dec./01**
Balance sheet ratios		
A. – Quick ratio	0.59	0.62
B. – Current ratio	0.97	0.95
C. – Debt to equity	0.69	0.68
Operating ratios	**March/02**	**March/01**
A. – Gross margin		
Gross income/Net sales revenue	26.9%	24.6%
B. – Operating expenses/net sales revenue	36.3%	43.1%
C. – Operating income/net sales revenue	(9.45)%	(18.42%)
D. – Net income/net sales revenue	1.9%	(10.0%)
E. – Asset turnover		
Net sales revenue/Average total assets	0.14	0.13
F. – Return on assets		
Net income/total average assets	0.27%	(1.23)%
G. – Return on equity		
Net income/Average shareholders' equity	0.67%	(2.68)%

2. – Comments

During the quarter, the reduction in operating revenue was R$ 5,194 compared to the same period last year, as a result in the reduction in the sale of pasteurized milk, long-life products and the discontinuation of the sale of "Danúbio" products starting in February 2002. The gross margin of 26.9% (24.6% on March 31, 2001) resulted mainly from fix cost reductions. During the quarter, sales expenses increased by R# 4,016 as a result of changes in the sales, marketing and logistic areas, the reduction in financial expenses and the negative minority income affecting quarterly operating income, negative in R$ 5,870 (negative (R$ 12,040 on March 31, 2001) resulting in a reduced loss of R$ 6,170 that shows that the measures being adopted by management are having results.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

3. – Human resources

The Company ended the quarter with 1,481 employees compared with 1,482 in the previous quarter.

4. – Expectations

In spite of external factors, such as, crisises and terrorist attacks in the east and the monetary and commercial measures undertaken by countries like Argentina and the Untied States (major trade partners with Brazil) having provoked fluctuations in the foreign exchanges and share markets, the latest market reactions have been positive. The farm harvest for 2002 promises record growth and Brazilian agricultural products are becoming more competitive abroad in terms of quality and price. Company management is continuing to implement the new commercial management and administrative policies aiming at more positive results throughout the next quarters.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

1. – CODE	2. – DESCRIPTION	MARCH 31/02	DEC. 31/01
1	Total assets	487,378	476,850
1.01	Current assets	117,005	113,932
1.01.01	Cash and equivalents	7,145	14,006
1.01.01.01	Cash and banks	4,753	11,083
1.01.01.02	Investments	2,392	2,923
1.01.02	Credits	51,097	45,483
1.01.02.01	Accounts receivable customers	50,802	44,345
1.01.02.04	Receivable from subsidiaries and affiliates	(2,549)	(2,340)
1.01.02.05	Allowance for doubtful accounts	2,844	3,478
1.01.03	Inventory	48,519	44,778
1.01.03.01	Raw material	3,866	3,105
1.01.03.02	Finished Products	32,113	27,071
1.01.03.03	Stocks	11,696	13.308
1.01.03.04	Goods in process	844	1,294
1.01.04	Other current assets	10,244	9,665
1.01.04.01	Income and other taxes recoverable	758	690
1.01.04.02	Prepaid expenses	9,486	8,975
1.02.	Non-current assets	64,221	54,176
1.02.01	Sundry credits	46,946	39,705
1.02.01.01	Compulsory deposits and loans	595	595
1.02.01.02	Judicial deposits	13,638	12,768
1.02.01.03	Deferred income tax and social contribution	32,053	24,744
1.02.01.04	Other	660	1,598
1.02.02	Credits with related parties	1,217	14,471
1.02.02.01	Credits with affiliates	1,217	14,471
1.02.02.02	Credits with subsidiaries	0	0
1.02.02.03	Credits with other associates	0	0
1.02.03	Other non-current assets	16,058	0
1.02.03.01	Current investments	16,058	0
1.03	Permanent assets	306,152	308,742
1.03.01	Investments	17,177	17,177
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other non-current investments	17,177	17,177
1.03.01.03.01	Land and buildings	17,175	17,175
1.03.01.03.02	Só Nata Ind. Com. Ltda	1	1
1.03.01.03.03	Fiscal incentives	1	1

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

1. – CODE	2. – DESCRIPTION	MARCH 31/02	DEC. 31/01
1.03.02	Property, plant and equipment	288,622	291,201
1.03.02.01	Land	80,155	80,155
1.03.02.02	Buildings	142,821	144,149
1.03.02.03	Machinery	27,550	28,742
1.03.02.04`	Installation and equipment	15,663	15,603
1.03.02.05	Vehicles	3,814	3,928
1.03.02.06	Work in progress	16,744	16,044
1.03.02.07	Advances	388	367
1.03.02.08	Other property, plant and equipment	1,487	2,213
1.03.03	Deferred charges	353	364

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	1.116.331/0001 - 86

6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC. 31/01
2	Total liabilities	487,378	476,850
2.01	Current liabilities	102,245	96,203
2.01.01	Short-term loans and financing	39,137	39,467
2.01.02	Debentures in short-term	0	0
2.01.03	Accounts payable suppliers	46,566	42,880
2.01.04	Income and other taxes and contributions	4,086	3,095
2.01.04.01	ICMS (state value added tax) payable	1,405	995
2.01.04.02	PIS (social sales tax) payable	277	270
2.01.04.03	COFINS (PAYROLL TAX) PAYABLE	1,259	1,249
2.01.04.04	INCOME TAX PAYABLE	226	286
2.01.04.05	SOCIAL CONTRIBUTION PAYABLE	783	295
2.01.04.06	INCOME TAX PROVISION	136	0
2.01.05	DIVIDENDS PAYABLE	488	489
2.01.06	PROVISIONS	6,560	4,940
2.01.06 01	PROVISION FOR HOLIDAYS	3,789	3,959
2.01.06.02	PROVISION FOR 13TH MONTH SALARY	592	0
2.01.06.03	PROVISION FOR SWAP LOSSES	2,179	981
2.01.06.04	CONTINGENCY AND LEGAL EXPENSE PROVISION	0	0
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	5,408	5,332
2.01.08.01	SALARIES AND SOCIAL CHARGES	1,824	2,082
2.01.08.03	WATER, POWER, RENT AND FREIGHT PAYABLE	2,158	2,184
2.01.08.04	OTHER CURRENT LIABILITIES	1,426	1,066
2.02	NON-CURRENT LIABILITIES	180,909	177,024
2.02.01	LOANS AND FINANCING	76,753	76,815
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER NON-CURRENT LIABILITIES	104,156	100,209
2.02.05.01	CONTINGENCY PROVISION	74,238	70,778
2.02.05.02	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	27,284	27,519
2.02.05.03	PURCHASE OF PROPERTY PLANT AND EQUIPMENT	1,239	1,912
2.02.05.04	TAXES TO BE COLLECTED	605	0
2.02.05.05	OTHER	790	0
2.03	FUTURE INCOME	0	0
2.04	MINORITY INTEREST	24,624	25,225
2.05	SHAREHOLDERS' EQUITY	179,600	178,398

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC. 31/01
2.05.01	PAID IN CAPITAL	81,000	81,000
2.05.01.01	CAPITAL SUBSCRIBED	81,000	81,000
2.05.02	CAPITAL RESERVES	20	20
2.05.02.01	MONETARY CORRECTION OF CAPITAL	0	0
2.05.02.02	FISCAL INCENTIVE RESERVE	20	20
2.05.03	REVALUATION RESERVES	82,886	83,344
2.05.03.01	COMPANY ASSETS	82,886	83,344
2.05.03.02	AFFILIATED COMPANY ASSETS	0	0
2.05.04	INCOME RESERVES	14,034	14,034
2.05.04.01	LEGAL RESERVES	1,861	1,861
2.05.04.02	STATUTORY RESERVES	0	0
2.05.04.03	CONTINGENCY RESERVE	0	0
2.05.04.04	FUTURE INCOME RESERVE	0	0
2.05.04.05	INCOME RETENTION RESERVE	0	0
2.05.04.06	SPECIAL RESERVE FOR NON-DISTRIBUTED DIVIDS	0	0
2.05.04.07	OTHER INCOME RESERVES	12,173	12,173
2.05.04.07.01	CAPITAL INCREASE RESERVE	12,173	12,173
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	1,660	0

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. – JAN. 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.01	Gross revenue from sales of goods and/or services	124,000	124,000	129,281	129,281
3.02	Deductions from gross sales	(19,579)	(19,579)	(19,863)	(19,863)
3.03	Net revenue from sale of goods and services	104,421	104,421	109,418	109,418
3.04	Cost of goods and/or services sold	(78,041)	(78,041)	(81,214)	(81,214)
3.05	Gross income	26,380	26,380	28,204	28,204
3.06	Operating expenses/income	(32,894)	(32,894)	(40,218)	(40,218)
3.06.01	Sales expenses	(20,650)	(20,650)	(16,499)	(16,499)
3.06.01.01	Freight and transport expenses	(7,867)	(7,867)	(7,601)	(7,601)
3.06.01.02	Personnel Salaries	(5,704)	(5,704)	(3,733)	(3,733)
3.06.01.03	Advertising and marketing	(4,333)	(4,333)	(2,807)	(2,807)
3.06.01.04	Services provides by others	(118)	(118)	(732)	(732)
3.06.01.05	Allowance for doubtful accounts	(230)	(230)	(215)	(215)
3.06.01.06	Consumables	(1,054)	(1,054)	(146)	(146)
3.06.01.08	Depreciation	(109)	(109)	(209)	(209)
3.06.01.09	Other sales expenses	(1,235)	(1,235)	(1,056)	(1,056)
3.06.02	General and administration	(4,624)	(4,624)	(4,666)	(4,666)
3.06.02.01	Administrative personnel salaries	(1,836)	(1,836)	(1,692)	(1,692)
3.06.02.02	Fees	(775)	(775)	(775)	(775)
3.06.02.03	Services	(920)	(920)	(770)	(770)
3.06.02.04	Consumables	(86)	(86)	(147)	(147)
3.06.02.05	Depreciation	(309)	(309)	(206)	(206)
3.06.02.06	Contingency provision	(232)	(232)	(138)	(138)
3.06.02.07	Income and other taxes	(139)	(139)	(202)	(202)
3.06.02.08	Rent	(62)	(62)	(97)	(97)
3.06.02.09	Travel expenses	538	538	(97)	(97)
3.06.02.20	Other general and administrative expenses	(803)	(803)	(542)	(542)
3.06.03	Financial	(7,439)	(7,439)	(18,943)	(18,943)

27

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. – JAN. 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.06.03.01	Financial income	(352)	(352)	2,970	2,970
3.06.03.02	Financial expenses	(7,087)	(7,087)	(21,913)	(21,913)
3.06.04	Other operating income	105	105	225	225
2.06.04.01	Other income	105	105	225	225
3.06.05	Other operating expenses	(286)	(286)	(335)	(335)
3.06.05.01	Other expenses	(286)	(286)	(335)	(335)
3.06.06	Equity income	0	0	0	0
3.07	Operating income	(6,514)	(6,514)	(12,014)	(12,014)
3.08	Non-operating income	64	64	2,427	2,427
3.08.01	Income	230	230	2,698	2,698
3.08.02	Expenses	(166)	(166)	(271)	(271)
3.09	Income before income taxes and social contribution	(6,450)	(6,450)	(9,587)	(9,587)
3.10	Provision for income tax and social contribution	(492)	(492)	(787)	(787)
3.10.01	Provision for income tax	(431)	(431)	(214)	(214)
3.10.02	Provision for social contribution	(61)	(61)	(573)	(573)
3.11	Deferred income tax	7,543	7,543	3,896	3,896
3.11.01	Provision for deferred income tax	5,909	5,909	2,861	2,861
3.11.02	Provision for deferred social contribution	1,634	1,634	1,035	1,035
3.11.03	Reversal of provision – Plano Verão and Law 8200	0	0	0	0
3.12	*Statutory participation and contribution*	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.14	Minority interest	601	601	(185)	(185)
3.15	Income/loss for period	1,202	1,202	(6,663)	(6,663)

28

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2002 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. – JAN. 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE	0.00727	0.00727		
	LOSS PER SHARE			(0.04027)	(0.04027)

29

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

8.01 – COMMENT ON CONSOLIDATED QUARTERLY PERFORMANCE

During the quarter, consolidated operating income reached R$ 124,000 (R$ 129,281 in the March 31, 2001 quarter) a reduction of R$ 5,281 mainly due to the reduced sale of pasteurized milk and long life products.

Consolidated operating expenses for the quarter were R$ 32,894 (R$ 40,034 in the March 31, 2001 quarter) a reduction of R$ 7,140 mainly as a result of reduced financial expenses and increased sales expenses.

The operating loss was R$ 6,515 (R$ 11,830 in the March 31, 2001 quarter) a reduction of R$ 5,316 Not considering the operating loss of the subsidiary DAN VIGOR in the value of R$ 1,149, the reduction would have been R$ 6,465, thus increasing the consolidated financial result.

Considering the expectations for the Company and its subsidiaries, Leco and Dan Vigor, the consolidated results should improve over the next quarters.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

9.01 – INTEREST IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2. – NAME	3. – CGC	4. - CLASSIFICATION	5. – % IN INVESTED CAPITAL	6. – % NET EQUITY IN INVESTMENT
7 – TYPE OF COMPANY		8. – NUMBER OF SHARES HELD IN CURRENT QUARTER		9. – NUMBER OF SHARES HELD IN PAST QUARTER	
01	CIA LECO DE PRODUTOS ALIMENTÍCIOS	60.434.487/0001-42	Open subsidiary	80.00	41.42
Corporation: commercial, manufacturing, other		116,000		116,000	
	DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.	55.566.871/0001-69	Closed subsidiary	50.00	3.35
Corporation: commercial, manufacturing, other		6,007		4,006	

31

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

15.01 INVESTMENT PROJECTS

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

1) CORPORATE GOVERNANCE LEVEL I.

On October 4, 2001, Vigor became part of the Bovespa Corporate Governance Level I. As a consequence Vigor became part of the IGC – Corporate Governance Index. This voluntary initiative characterizes the Company as offering more transparency to domestic and international investors certifying its commitment to the market.

2) SHARE HOLDINGS

	Share Position on March 31, 2002 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	74.69
In circulation	2,000	41,872,573	41,874.573	25.31
Total	95,950,042	69,497,047	165,447,089	100.00

3) SHAREHOLDINGS OF SHAREHOLDERS WITH MORE THAT 5% OF VOTING CAPITAL ON MARCH 31, 2002

S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

NAME / CORPORATE NAME	COMMON SHARES	%	PREFERRED SHARES	%
CM INDÚSTRIA E COMÉRCIO LTDA	94,208,624	98.19	27,624,474	39.75
OTHERS	1,741,418	1.81	41,872,573	60,25
TOTAL	95,950,042	100.00	69,497,047	100.00

CM INDÚSTRIA E COMÉRCIO LTDA

NAME / CORPORATE NAME	QUOTAS	%
CARLOS ALBERTO MANSUR	64,590,000	100.00
OTHERS	180	0.00
TOTAL	64,590,180	100.00

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

4) COMPANY SHARES HELD BY MANAGEMENT AND CONTROLLING SHAREHOLDERS

	Share Position on March 31, 2002 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	99,972
Members of Administrative Council	-	2,000	2,000	0.002
Members of Fiscal Council	-	-	-	-
Directors (management)	-	32,285	32,285	0.026
Total	95,948,042	27,658,759	123,606,801	100.000

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

A free translation from Portuguese into English of the Special Review of the Independent Auditors on the Quarterly Information Report of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR prepared in Brazilian Reais and in conformity with the auditing principles generally accepted in Brazil.

To the:
Management and Shareholders
S/A Fábrica de Produtos Alimentícios Vigor
São Paulo – SP

1. We carried out a special review of the Quarterly Information Report (ITR) of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR for the quarter ended March 31, 2002, including the balance sheet, statement of results of operations and report of performance and consolidated, *conforming to Brazilian corporate legislation and prepared under the responsibility of* Management.

2. Our review was carried out in accord with the specific standards established by the Brazilian Accountants Institute (Instituto Brasileiro de Contadores – IBRACON), in conjunction with the Federal Accounting Council (Conselho Federal de Contabilidade), and consists, mainly, in a) questioning and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria used for the preparation of the Quarterly Information and b) review of the information and subsequent events that have or could have a significant effect on the Company's financial situation and operations.

3. Based on our special review, we are not aware of any relevant modifications that should be made to the Quarterly Information Report referred to above, so that they conform to the accounting practices emanating from the standards issued by the Brazilian Securities Commission (CVM), specifically applicable for the preparation of the obligatory Quarterly Information Report.

4. The statement of cash flows for the quarter ended March 31, 2002 and for the fiscal period ended December 31, 2001 represent complementary information to the Quarterly Information Report and are for the purpose of making possible further analysis. This complementary information was submitted to the same review procedures as applied to the Quarterly Information Report.

5. As mentioned in Note 10, the Company has long-term tax credits on its books related to deferred income tax and social contributions currently under legal discussion, and temporarily not deductible for tax purposes, for tax loses and the negative calculation base for social contributions. The realization of these credits depends on the generation of the taxable income.

6. The financial statements for the fiscal period ended December 31, 2001, included in the Quarterly Information Report for comparative purposes, were examined by other independent auditors who issued an unrestricted opinion on them on April 8, 2002.

São Paulo May 10, 2002

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

1. – CODE	2. – DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. – JAN. 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.01	Gross revenue from sales of goods and/or services	7,382	7,382	6,464	6,464
3.02	Deductions from gross sales	(1,950)	(1,950)	(963)	(963)
3.03	Net revenue from sale of goods and services	5,432	5,432	5,501	5,501
3.04	Cost of goods and/or services sold	(4,358)	(4,358)	(4,142)	(4,142)
3.05	Gross income	1,074	1,074	1,359	1,359
3.06	Operating expenses/income	(2,223)	(2,223)	(345)	(345)
3.06.01	Sales expenses	(1,744)	(1,744)	(298)	(298)
3.06.01.01	Freight and trucking	(189)	(189)	0	0
3.06.01.02	Personal expenses	(459)	(459)	0	0
3.06.01.03	Advertising and marketing	(698)	(698)	(298)	(298)
3.06.01.04	Consumables	(4)	(4)	0	0
3.06.01.05	Third party services	(110)	(110)	0	0
3.06.01.06	Others	(284)	(284)	0	0
3.06.02	General and administration	(441)	(441)	(257)	(257)
3.06.02.01	Administrative salaries	(204)	(204)	(111)	(111)
3.06.02.03	Professional services	(144)	(144)	(81)	(81)
3.06.02.04	Income and other taxes	(1)	(1)	(16)	(16)
3.06.02.07	Travel expenses	(7)	(7)	(4)	(4)
3.06.02.08	Rent	(8)	(8)	0	0
3.06.02.20	Other expenses	(77)	(77)	(45)	(45)
3.06.03	Financial	(39)	(39)	211	211
3.06.03.01	Financial income	55	55	260	260
3.06.03.02	Financial expenses	(94)	(94)	(49)	(49)
3.06.04	Other operating income	1	1	0	0
3.06.05	Other operating expenses	0	0	(1)	(1)
3.06.06	Equity income	0	0	0	0

36

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. – JAN. 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.07	Operating income	(1,149)	(1,149)	1,014	1,014
3.08	Non-operating income	(48)	(48)	(34)	(34)
3.08.01	Income	1	1	0	0
3.08.02	Expenses	(49)	(49)	(34)	(34)
3.09	Income before income taxes and social contribution	(1,197)	(1,197)	980	980
3.10	Provision for income tax and social contribution	0	0	(344)	(344)
3.10.01	Provision for income	0	0	(251)	(251)
3.10.02	Provision for social contribution	0	0	(93)	(93)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.15	Income/loss for period	(1,197)	(1,197)	636	636
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	12,153	12,153	8,011	8,011
	EARNINGS PER SHARE			0.07939	0.07939
	LOSS PER SHARE	(0.09849)	(0.09849)		

37

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.02 – COMMENT ON PERFORMANCE OF SUBSIDIARY/AFFILIATE

Subsidiary/Affiliate: DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.

On February 1, 2002, the Company assumed the management of all the operating activities, independently of its Parent VIGOR.

Quarterly net revenue was R$ 5,432 (R$ 5,501 in the March 31, 2001 quarter), a reduction of R$ 69 as a result of the policy adopted.

The number of persons employed directly was 172 (86 on March 31, 2001) directly reflects on operating expenses for the quarter, R$ 2,223 (R$ 345 in the March 31, 2001 quarter) and in the quarterly operating loss of R$ 1,149.

The expectation is that with independent operating activities, DAN VIGOR will increase sales as well as improve future performance.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CGC
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

TABLE OF CONTENTS

SA. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

CNPJ 61.116.331/0001-86
NIRE 35 300 052 315

OPEN CAPITAL CORPORATION
AUTHORIZED CAPITAL – 900.000.000 SHARES
SUBSCRIBED AND PAID-IN CAPITAL – R$ 81,000,000.00

MINUTES OF THE ADMINISTRATIVE COUNCIL MEETING HELD ON APRIL 12, 2002

On the 12th (twelfth) day of April, 2002, at the Company's headquarters, on Rua Joaquim Carlos, 396, São Paulo, SP, Messrs. Carlos Alberto Mansur, Walter Mantovanini and Carlos Roberto Fonseca, members of the Administrative Council of S.A. Fábrica de Produtos Alimentícios Vigor met and Mr. Carlos Alberto Mansur, President of the Administrative Council took the chair and appointed Mr. Carlos Roberto Fonseca as Secretary. Furthermore, the Chairman of the meeting stated that the purpose of the meeting was to present the balance sheet and financial statements for the period ended December 31, 2001, the ratification of the indication by the company that made the valuation of the fixed assets and the adaptations of the Corporate By-Laws to the changes in Law 6.404/76 to the shareholders and propose their approval. Therefore For this, the Chairman clarified the need for calling a General Shareholders' Meeting to discuss the material. After having been verified that the subject presented by the Chairman was in the interest of the Company, the Councilors decided to approve the proposals to be presented to the Shareholders' General Meeting, which are as follows. - **"PROPOSAL OF THE ADMINISTRATIVE COUNCIL – To the SHAREHOLDERS** – The members of the Administrative Council of SA. Fábrica de Produtos Alimentícios Vigor, having analyzed the report from the Executive Management Board and the financial statements for the fiscal period ended December 31, 2001, approve the documents in question and submit them to the General Meeting for the approval by the shareholders. ***A)*- REVALUATION RESERVE** – We propose that the amount of R$ 83,344,722.56, with the amount of R$ 3,056,620.33 having already *been deducted in reference to the current period and transferred to* "Retained Earnings", *remain in the this* account;

B)- TAX INCENTIVE RESERVE – we propose that the balance of R$20,322.32 remain in this account.

C)- LEGAL RESERVE – We propose that the amount of R$ 1,860,954.98, remain in this account;

D)- ACCUMULATED LOSSES– We propose that the value of R$ 16,930,499.25 be transferred to the "Capital Increase Account"

E)- CAPITAL INCREASE RESERVE– We proposed that the existing balance in this account in the amount of R$ 12,172,416.82, remain in the account for future use.

F)- NET EARNINGS / LOSS FOR PERIOD – We propose that the existing value in this account in the value of R$ 12,243,635.77, the loss for the period be transferred to the "Accumulated Losses" account.

***G)- DIVIDEND**:* In face of the result for the period ended December 31, 2001, we propose that there be no distribution."

H)-RATIFICATION OF THE INDICATION BY THE COMPANY THAT MADE VALUATION OF THE FIXED ASSETS: to meet the requirements of the applicable open capital corporation legislation, the company TRUST Consultaria e Engenharia de Avaliações S/C Ltda. was contracted to evaluate the fixed assets, the results of which were published on April 10, 2002. Therefore, we propose that the indication of the Company mentioned above be ratified.

I) PARTIAL CHANGE AND ADOPTION OF THE CORPORATE BY-LAWS FOR THE MODIFICATIONS OF LAW 6.404/76 –

***A)* ARTICLE 5 PARAGRAPH 2 - new version:**

"SECOND PARAGRAPH: In the case of any capital increase, under the terms of the first paragraph of this article 5, the right of preference for the subscription of new shares is excluded as authorized in Law 6.404/76, article 172."

***B)* ARTICLE 9 PARAGRAPH 1 - new version:**

"FIRST PARAGRAPH: The right to receive any dividend corresponding to 10% (ten percent) more then the dividend paid on the common shares as established in article 37 of the by-laws."

***C)* ARTICLE 12 - partial change:**

***"ARTICLE 12:**Except as specified in article 5, paragraph 2 of these by-laws, if there is a Capital increase by subscription, the shareholders will have the right of preference, in proportion to the number of shares they hold for a period of 30 (thirty) days from the date of publication of the "Shareholder Notice" of the capital increase approval by the Extraordinary General Shareholders Meeting. The increase can be made, totally or partially, in preferred shares disregarding the existing proportion between them and the common shares, however, respecting the maximum limit of 2/3 (two thirds) foreseen in Law 10.303/2001, article 8, paragraph 1, item 3."*

D) ARTICLE 39 - partial change:

***"Article 39:** After registration with the Comissão de Valores – CVM (Brazilian Securities Commission), the Company can issue all types of debentures, which confer to the holders a right of credit against the Company under the conditions, approved by a General Shareholder Meeting or by the Administrative Council according to the case."*

With no further business to discuss, the meeting was adjourned so that these minutes could be transcribed, then read and found in accord, approved and signed by all those present. Then the Chairman closed the meeting. São Paulo, April 12, 2002. Councilors present: Carlos Alberto Mansur, Walter Mantovanini, and Carlos Roberto Fonseca.

The present is an exact copy of what was transcribed and signed.

São Paulo, April 12, 2002

Carlos Roberto Fonseca
Secretary

SA. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

CNPJ 61.116.331/0001-86
NIRE 35 300 052 315

OPEN CAPITAL CORPORATION
AUTHORIZED CAPITAL – 900.000.000 SHARES
SUBSCRIBED AND PAID-IN CAPITAL – R$ 81,000,000.00

MINUTES OF THE ADMINISTRATIVE COUNCIL MEETING HELD ON MAY 13, 2002

On the 13th (thirteenth) day of May, 2002, at the Company's headquarters, on Rua Joaquim Carlos, 396, São Paulo, SP, Messrs. Carlos Alberto Mansur, Walter Mantovanini and Carlos Roberto Fonseca, members of the Administrative Council of S.A. Fábrica de Produtos Alimentícios Vigor met and Mr. Carlos Alberto Mansur, President of the Administrative Council took the chair and appointed Mr. Carlos Roberto Fonseca as Secretary. Furthermore, the Chairman of the meeting stated to the others that the purpose of the meeting was to elect the members of the Executive Management Board with a mandate to hold office until the meeting of the Administrative Council that follows the General Shareholders' Meeting to be held to approve the accounts referring to the fiscal period ended December 31, 2002. With the necessary period having past, the election of the following Directors was verified: for **DIRECTOR PRESIDENT**: Mr. **CARLOS ALBERTO MANSUR**, Brazilian, married, executive, holder of identity card RG nº 5.389.317-SSP-SP, and CPFMF nº 454.815.398-53, with an address at Rua Joaquim Carlos, 396, Belenzinho, São Paulo, SP, who also holds the office of **DIRECTOR VICE PRESIDENT**; for **DIRECTOR EXECUTIVE VICE PRESIDENT**, Mr. **VINÍCIUS VIEIRA RAMOS**, Brazilian, married, civil engineer, holder of identity card RG nº 1.674.358-SSP-SP, and CPFMF nº 019.327.217-20, with his address at Rua Joaquim Carlos, 396, Belenzinho, São Paulo, SP; for **DIRECTOR OF FINANCE**, Mr. **NELSON AMBRA CASTRO JÚNIOR**, Brazilian, married, executive, holder of identity card RG nº 4.527.812-SSP-SP, and CPFMF nº 536.699.248-68, with his address at Rua Joaquim Carlos, 396, Belenzinho, São Paulo, SP; for **DIRECTOR OF SALES AND MARKETING**, Mr. **PAULO SÉRGIO TROMBELLI,** Brazilian, married, food product engineer, holder of identity card RG nº 3.857.178-SSP-SP, and CPFMF nº 993.025.278-91, with his address at Rua Joaquim Carlos, 396, Belenzinho, São Paulo, SP.

It was approved that the **DIRECTOR OF SALES AND MARKETING**, Mr. **PAULO SÉRGIO TROMBELLI**, would also hold the office of DIRECTOR **OF PRODUCTION** and **DIRECTOR EXECUTIVE VICE PRESIDENT**, Mr. **VINÍCIUS VIEIRA RAMOS**, would also hold the office of and **DIRECTOR OF INVESTOR RELATIONS**. The member of the Board hereby elected, Carlos Alberto Mansur, Vinícius Vieira Ramos, Nelson Ambra Castro Júnior, Paulo Sérgio Trombelli, all of above are qualified and expressly declare to not have carried out any crimes which under law would impede them from carrying out their industrial and sales activities. The members of the Executive Management Board hereby elected were invested in their offices under an "Office Holder Agreement", duly transcribed in the corporate acts.

With no further business to discuss, the meeting was adjourned and transcribed in these minutes, which were read and found in accord and signed by all those present. São Paulo May 13, 2002 Councilors present: Carlos Alberto Mansur, Walter Mantovanini, and Carlos Roberto Fonseca.

The present is an exact copy of what was transcribed and signed.

São Paulo, May 13, 2002

Carlos Roberto Fonseca
Secretary

SA. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

CNPJ 61.116.331/0001-86
NIRE 35 300 052 315

OPEN CAPITAL AND AUTHORIZED CORPORATION
AUTHORIZED CAPITAL– 900,000,000 SHARES
SUBSCRIBED AND PAID-IN CAPITAL – R$ 81,000,000.00

MINUTES OF THE EXTRAORDINARY AND ORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON MAY 13, 2002

At 3:30 p.m. on May 13, 2002, in São Paulo at the Company's headquarters, on Rua Joaquim Carlos, 396, the Shareholders of **SA. Fábrica de Produtos Alimentícios Vigor** met, represented by 2/3 of the Capital Stock with the right of vote as verified by the signatures on page 44 e and 44v of the attendance book nº 3. Conforming to the Corporate Statutes, Mr. Carlos Alberto Mansur took the chair and invited me, Carlos Roberto Fonseca, to be Secretary. Thus, with the presence of Mr. Adelinho Dias Pinho, CRC 1SP097869/O-6, the representative of KPMG Auditores Independentes, the meeting was called to order. Furthermore, the Chairman informed those present that the minimum percentage of 6% (six percent) of the voting Capital Stock is necessary to request the adoption of the multiple vote under the terms of CVM Instructions CVM nº 165/91 and 282/98. The Chairman proceeded and requested that I read the Notice of the Shareholders' Meeting published in the Official Journal of State of São Paulo and the *Gazeta Mercantil* on April 24, 25 and 26, 2002, with the following: - "SA. Fábrica de Produtos Alimentícios Vigor – CNPJ 61.116.331/0001-86 – NIRE 35 300 052 315 – OPEN CAPITAL AND AUTHORIZED CORPORATION– Authorized Capital of RS$ 900.000.000 shares – Subnscribed and Paid In Capital RS$ 81.000.000,00 - EXTRAORDINARY AND ORDINARY GENERAL SHAREHOLDERS' MEETING - Notice – The Shareholders' of SA. Fábrica de Produtos Alimentícios Vigor are invited to the Ordinary General Shareholders' Meeting to be held on May 13, 2002 at 3:30 p.m. at the head offices on Rua Joaquim Carlos, nº 396, São Paulo, SP, in order to consider the following agenda: A) – EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING – Partial changes and adaptation of the corporate by-laws to the New Corporate Law: 1) New version of Article 5, second paragraph (exclusion of preference rights

44

for new shares) 2) New version of Article 9, first paragraph (10% more for the dividends paid for preferred shares); 3) Partial change to article 12 (in accord with Law 10.303/01, Article 8, paragraph 1, item III); 4) Partial change to Article 39 (approval for the issuance of debentures); 5) Ratification of the indication by the company that made the valuation of the fixed assets. B) ORDINARY GENERAL SHAREHOLDER'S MEETING - 1) Appreciation of the Financial Statements for the Fiscal Period ended December 31, 2001; 2) Elect the members of the Administrative Council and the Fiscal Council; 3) Set the fees to be paid to the members of the Administrative Council, Executive Management Board and the Fiscal Council; 4) indication of the newspaper for publication according to Law 6.404/76 (Art. 289, paragraph 3); 5) Any other subjects. The minimum percentage of 6% (six percent) of the voting capital stock is necessary for requesting the adoption of the multiple vote under the terms of CVM Instruction nº 165/91 altered by CVM Instruction 282/98. São Paulo, April 22, 2002 – Carlos Alberto Mansur – President of the Administrative Council." – Following the Chairman opened the Extraordinary Shareholders' Meeting and then make it clear that the items "1" to "4" included on the Agenda for ESM were proposed by the Administrative Council as Item "1" letters "a" to "d" and are found on the working table. After reading the recommended items, they were unanimously approved. As a consequence the altered articles and paragraphs entered into effect as the following:

"<u>ARTICLE 5, PARAGRAPH 2</u>: In the case of any capital increase, under the terms of the first paragraph of this article 5, the right of preference for the subscription of new shares is excluded as authorized in Law 6.404/76, article 172."

"<u>ARTICLE 9, PARAGRAPH 1</u>: The right to receive any dividend corresponding to 10% (ten percent) more than the dividend paid on the common shares as established in article 37 of the by-laws."

"<u>ARTICLE 12:</u>Except as specified in article 5, paragraph 2 of these by-laws, if there is a Capital increase by subscription, the shareholders will have the right of preference, in proportion to the number of shares they hold for a period of 30 (thirty) days from the date of publication of the "Shareholder Notice" of the capital increase approval of the Extraordinary General Shareholders Meeting. The increase can be made, totally or partially, in preferred shares disregarding the existing proportion between them and the common shares, however, respecting the maximum limit of 2/3 (two thirds) foreseen in Law 10.303/2001, article 8, paragraph 1, item 3."

"**<u>Article 39:</u> After registration with the Comissão de Valores – CVM (Brazilian Securities Commission), the Company can issue all types of debentures, which confer to the holders a right of credit against the Company under the conditions approved by a General Shareholder Meeting or by the Administrative Council according to the case.**"

Following the chairman went on to item "5" on the Agenda, submitting for shareholder approval item "H" contained in the Administrative Council proposal consisting of the ratification of the indication by TRUST Consultaria e Engenharia de Avaliações S/C Ltda. that presented Fixed Asset Valuation Reports, the result of which is shown in the financial statements published on April 10, 2002. The item was discussed and put to vote and approved with no restriction. The chairman stated the Agenda was complete and called to order the **Ordinary General Shareholders' Meeting** and requested the reading of the Notice of the Shareholders' Meeting referring to Law 6.404/76, article 133, published in the Official Journal of State of São Paulo and the *Gazeta Mercantil* on April 10, 11 and 12, 2002. The Chairman then put item "1" of the agenda up for discussion clarifying that the above-mentioned documents were published in the Official Journal of the State of São Paulo and in the *Gazeta Mercantil* on April 10, 2002. These documents were analyzed by the Fiscal Council, which made a favorable declaration on them in a meeting held on April 8, 2002, and by the Administrative Council in a meeting held on April 12, 2002. After being debated by those present, except for the legal abstentions, were approved by all. The Chairman then submitted the proposal of the Administrative Council related to the items "a", "b", "c", "d", "e", "f" and "g". After being debated the proposal was approved unanimously. Then items "2" and "3" on the Order of Day were presented requesting the shareholders to proceed with the election for the members of the Administrative Council, Fiscal Council and the setting of the fees. After the necessary time the following were elected to the offices of "**<u>PRESIDENT OF THE ADMINISTRATIVE COUNCIL</u>"** Mr. **<u>CARLOS ALBERTO MANSUR</u>**. Brazilian, married, executive, holder of identity card RG nº 5.389.317-SSP-SP, and CPFMF nº 454.815.398-53, with his address at Rua Joaquim Carlos, 396, Belenzinho, São Paulo, SP, for the office of "**<u>VICE PRESIDENT OF THE ADMINISTRATIVE COUNCIL</u>**", Mr. **<u>WALTER MANTOVANINI</u>**, Brazilian, married, economist, holder of identity card RG. nº 1.761.036-SSP-SP, and CPFMF nº 007.185.138-00 with his address at Rua Joaquim Carlos, 396, Belenzinho, São Paulo, SP, and for the office of "**<u>COUNCILOR</u>**", Dr. **<u>CARLOS ROBERTO FONSECA</u>**, Brazilian, married, lawyer, holder of identity card RG. nº 9.302.884-SSP-SP, and CPFMF nº 022.074.198-00, with his address at Rua Joaquim Carlos, 396,

Belenzinho, São Paulo, SP., By a unanimous decision, the following were indicated as **EFFECTIVE MEMBERS OF THE FISCAL COUNCIL**:

Dr. **RUBENS ABUTARA**, Brazilian married, lawyer, holder of identity card RG nº 1.823.031-SSP/SP, and CPFMF nº 408.527.098-20, with his address at Rua dos Ingleses nº 222, apt. 101, São Paulo/SP;

Dr. **TOSHIO HONDA**, Brazilian, married, lawyer and holder of identity card, RG nº 2.131.745-SSP-SP, and CPFMF nº 023.184.828-53, resident and domiciled at Rua Antônio das Chagas, nº 397, Chácara Santo Antônio, São Paulo/SP;

WALTER SILVA, Brazilian, married, accountant and holder of identity card RG nº 5.286.376-SSP-SP, and CPFMF nº 570.536.008-82, resident and domiciled at Rua Caiowa, nº 560, apt. 22, Perdizes, São Paulo/SP.

For **ALTERNATIVE MEMBERS:**

GILBERTO BENEDITO GODOY, Brazilian, married, accountant and holder of identity card RG. nº 3.491.347-SSP-SP., and CPFMF nº 091.860.548-00, with his address at Rua Marechal Hermes da Fonseca, nº 334, apt. 81, Block A, São Paulo/SP,

RUBENS ABUTARA JUNIOR, Brazilian, single, of legal age, businessman, holder of identity card RG nº 8.156.854-SSP-SP, and CPFMF nº 129.369.718-45, resident and domiciled at Rua dos Ingleses, nº 222, 10º floor, apt. 101 São Paulo/SP, and

ELVIRA LEHMANN, Brazilian, single, delegated manager and holder of identity card, RG nº 4.851.636-SSP-SP, and CPFMF nº 055.745.528-68, resident and domiciled at Rua Rocha, nº 72, apt. 21, São Paulo/SP,

who will carry out their mandates until the holding of the general shareholders' meeting which will be held for the approval of the accounts referring to the fiscal period ended December 31, 2002.

The Councilors then took office signing an "Agreement" declaring that they had not participated in any crimes foreseen under the Law, which would impede then from carrying out their commercial and mercantile activities. The fees for the members of the Administrative Council and Executive Management Board were set in the global monthly value of R$ 220,000.00, monetary corrected by the variation in the IGPM/FGV or any other index which may come to substitute it, to be divided between the members in a way that is agreed to in a meeting for this purpose. The remuneration to be paid to the effective members of the Fiscal Council was also approved to be that as established in the provision of the third paragraph of article 162 of Law 6.404/76. The Chairman went on to item "4" of the agenda by informing those present that as a result of decisions taken by the Management Board the publications according to Law 6.404/76 will be made in the ***DCI _ Comércio***

47

Indústria & Serviços. The Chairman then went on to item "5" of the Agenda and asked if anyone present wished to speak about any other matters of interest to the Company, and as no one presented any further matters, the Chairman adjourned the Meeting, whose minutes were read and found to be in accord and duly signed by all, with the shareholders expressly authorizing their publication without their signatures in accord with article 130, paragraph 2 of Law nº 6.404/76. São Paulo, May 13, 2002. Carlos Alberto Mansur – Chairman; Carlos Roberto Fonseca – Secretary. Shareholders present: - pp. CM-Indústria e Comércio Ltda., Dr. Cristina Tomiyama; Carlos Alberto Mansur, pp. Hamilton E A R Proto, Dra. Cristina Tomiyama; Antônio Deolinda de Souza; pp. Nelson Ambra Castro Junior, Dr. Cristina Tomiyama; pp.Walter Mantovanini, Dr. Cristina Tomiyama, Vinícius Vieira Ramo, Nelson Tatsuzi Miyashiro, Carlos Roberto Fonseca; pp. Roberto Atsushi Yamamoto, Dr. Cristina Tomiyama: pp. Fabio Nagata, Dr. Cristina Tomiyama; p/KPGM Auditores Independentes, Adelino Dias Pinho.

The present is an exact copy of what was transcribed on the corporate minute book.

São Paulo, May 13, 2002

Carlos Roberto Fonseca
Secretary